PIMCO-SPONSORED INTERVAL FUNDS

AMENDED & RESTATED MULTI-CLASS PLAN

In accordance with Rule 18f-3 under the Investment Company Act of 1940

Effective Date: September 25, 2018

WHEREAS, the Boards of Trustees (the “Board”) of each closed-end investment company listed on Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”), each of which is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), has considered the Multi-Class Plan (the “Existing Plan”) under which each Fund may offer multiple classes of shares in accordance with Rule 18f-31 under the 1940 Act; and

WHEREAS, the Board of Trustees of each Fund desires to amend and restate the Existing Plan to add Class A-1 shares for PIMCO Flexible Municipal Income Fund (“PMFLX”) and rename PMFLX’s Class A shares as Class A-2 shares; and

WHEREAS, a majority of the Trustees of each Fund and majority of the Trustees who are not “interested persons,” as defined in the 1940 Act, of each Fund (“Independent Trustees”) have found the Plan, as proposed, to be in the best interests of each class of shares of each Fund;

NOW, THEREFORE, each Fund hereby approves and adopts the following Amended and Restated Multi-Class Plan (the “Plan”) in accordance with Rule 18f-3 under the 1940 Act.

1. FEATURES OF THE CLASSES

PIMCO Flexible Credit Income Fund (“PFLEX”) is authorized to issue from time to time its common shares of beneficial interest in up to two classes: Institutional Class shares and Class A shares. PIMCO Flexible Municipal Income Fund (“PMFLX”) is authorized to issue from time to time its common shares of beneficial interest in up to three classes: Institutional Class shares, Class A-1 shares and Class A-2 shares. Each class is subject to such investment minimums, sales charges and other conditions of eligibility as are set forth in a Fund’s prospectus as from time to time in effect (together with the Fund’s statement of additional information as from time to time in effect, the “Prospectus”). Each Fund may offer such classes of shares to such classes of persons as are set forth in the Prospectus.

Shares of each class of a Fund shall represent an equal pro rata interest in such Fund, and, generally, shall have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear any Class Expenses, as defined in Section 3 below; and (c) each class shall have separate voting rights on any matter submitted to

1 Although Rule 18f-3 applies only to open-end investment companies, each Fund intends to rely on relief granted by the Securities and Exchange Commission (the “Multi-Class Relief”) permitting the Fund, as an interval fund under Rule 23c-3, to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of certain rules under the 1940 Act as if they apply to closed-end investment companies, including Rule 18f-3.

shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

In addition, each Class shall have the features described in Sections 2, 3 and 4 below. These features are subject to change, to the extent permitted by law and by the Amended and Restated Agreement and Declaration of Trust (each, a “Declaration”) and Amended and Restated By-Laws (or similar governing documents) of each Fund, or by action of the Board.

2. SERVICE AND DISTRIBUTION FEES

Service and Distribution Fees. Class A, Class A-1 and Class A-2 each pay the principal underwriter of a Fund’s shares (the “Distributor”) fees for services rendered and expenses borne in connection with distribution, personal services rendered to shareholders of such class and/or the maintenance of shareholder accounts (“Distribution and/or Service Fees”). Class A-1 shares of PMFLX pay a Distribution and/or Service Fee of up to 0.50% per annum of the average daily net assets of the Fund attributable to such class, as described in the Prospectus and in accordance with applicable rules and regulations. Class A-2 shares of PMFLX and Class A shares of PFLEX pay a Distribution and/or Service Fee of up to 0.75% per annum of the average daily net assets of such Fund attributable to such class, as described in the Prospectus and in accordance with applicable rules and regulations. Class A, Class A-1 and Class A-2 Distribution and/or Service Fees are paid pursuant to a separate Distribution and Servicing Plan adopted for each such class in accordance with Rule 12b-1 under the 1940 Act2 (the “12b-1 Plan”).

The Funds have not adopted a distribution and servicing plan with respect to Institutional Class shares of the Funds. However, Institutional Class shares may be offered through certain brokers and financial intermediaries (“service agents”) that have established a shareholder servicing relationship with a Fund on behalf of their customers. The Fund pays no compensation to such entities with respect to Institutional Class shares. Service agents may impose additional or different conditions on the purchase or repurchase of Institutional Class shares of a Fund and may charge transaction or account fees. Service agents are responsible for transmitting to their customers a schedule of any such fees and conditions.

Each Fund pays a management fee to its investment manager for advisory services and for supervisory, administrative and other services. Each Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”), such that each class of shares of a Fund does not pay a separate fee for supervisory and administrative services.

3. ALLOCATION OF INCOME AND EXPENSES

(a) Each class of shares shall pay the expenses associated with its distribution and shareholder servicing arrangements. Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses (together with the Distribution and/or Service Fees, “Class Expenses”), not including advisory fees or other expenses related to the management of a Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class received services of a different kind or to a different degree than other classes.

2 Although Rule 12b-1 applies only to open-end investment companies, the Multi-Class Relief’s conditions require the Funds to comply with the provisions of Rule 12b-1 as if they apply to closed-end investment companies.

(b) The net asset value of all outstanding shares representing interests in a Fund shall be computed on the same days and at the same time. For purposes of computing net asset value, the gross investment income of each Fund shall be allocated to each class on the basis of the relative net assets of each class at the beginning of the day adjusted for capital share activity for each class as of the prior day as reported by the Fund’s transfer agent. Realized and unrealized gains and losses for each class will be allocated based on relative net assets at the beginning of the day, adjusted for capital share activity for each class of the prior day, as reported by the Fund’s transfer agent. To the extent practicable, certain expenses, (other than Class Expenses as defined above, which shall be allocated more specifically), shall be allocated to each class based on the relative net assets of each class at the beginning of the day, adjusted for capital share activity for each class as of the prior day, as reported by the Fund’s transfer agent. Allocated expenses to each class shall be subtracted from allocated gross income. These expenses include:

(1)

Expenses incurred by the Funds (including, but not limited to, and as applicable, fees of Trustees, insurance and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Corporate Level Expenses”); and

(2)	Expenses incurred by a particular Fund but not attributable to any particular class of such Fund’s shares (“Fund Expenses”).

Expenses of a Fund shall be apportioned to each class of shares depending upon the nature of the expense item. Corporate Level Expenses and Fund Expenses shall be allocated between the classes of shares based on the relative net assets of each class at the beginning of the day, adjusted for capital share activity for each class as of the prior day, as reported by the Fund’s transfer agent. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it will be charged to a Fund for allocation among classes, as determined by the Board. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended (the “Code”).

The Funds reserve the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

4. EXCHANGE PRIVILEGES

Shareholders may exchange Class A and Class A-2 shares of a Fund for Class A shares and/or Class A-2 shares of any other Fund, subject to the terms and conditions set forth in the Prospectus and based upon each Fund’s net asset value per share. Shareholders may exchange Class A-1 shares of a Fund for Class A-1 shares of any other Fund, subject to the terms and conditions set forth in the Prospectus and based upon each Fund’s net asset value per share.

In addition, shares of one class of a Fund may be exchanged, at the shareholder’s option, for shares of another class of the same Fund (an “intra-Fund exchange”), if and to the extent an applicable intra-Fund exchange privilege is disclosed in the Prospectus and subject to the terms and conditions (including the imposition or waiver of any sales charge or early withdrawal charge) set forth in the Prospectus, provided that the shareholder requesting the intra-Fund exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange.

5. DIVIDENDS/DISTRIBUTIONS

As described in the Prospectus, each Fund intends to distribute each year substantially all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any.

Pursuant to the Fund’s dividend reinvestment plan, all dividends, including any capital gain dividends, will be reinvested automatically in additional shares, unless a shareholder elects to receive cash. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

6. WAIVER OR REIMBURSEMENT OF EXPENSES

Expenses may be waived or reimbursed by any adviser, sub-adviser, principal underwriter, or other provider of services to a Fund without the prior approval of the Fund’s Trustees.

7. EFFECTIVENESS OF PLAN

This Plan shall not take effect for a Fund until it has been approved by votes of a majority of both (a) the Trustees of such Fund and (b) the Independent Trustees of such Fund. When this Plan takes effect, it shall supersede all previous plans of a Fund adopted in accordance with Rule 18f-3 under the 1940 Act.

8. MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof in Section 7 above.

9. LIMITATION OF LIABILITY

A Declaration establishing each Fund, copies of which, together with all amendments thereto and restatements thereof, are on file in the Office of the Secretary of State of the Commonwealth of Massachusetts, provides that the name of each Fund to which the Declaration applies refers to the Trustees under the Declaration collectively as Trustees and not as individuals or personally, and that no shareholder, trustee, officer, employee or agent of the Fund shall be subject to claims against or obligations of the Fund (or a particular class of shares) to any extent whatsoever, but that the Fund (or class of shares) shall only be liable.

Schedule A

List of PIMCO-Sponsored Interval Funds

Fund		Effective Date

1. PIMCO Flexible Credit Income Fund	PFLEX	March 21, 2018
2. PIMCO Flexible Municipal Income Fund	PMFLX	June 14, 2018